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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the captions “Rentenbank Preliminary Results for the Year Ended December 31, 2009” on pages 4 to 5 hereof to the “Recent Developments - Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments - The Federal Republic of Germany” with the text under the caption “Recent Developments - The Federal Republic of Germany” on pages 6 to 10 hereof, except for the text under the caption “Recent Developments - The Federal Republic of Germany - Other Recent Developments” to which the text under the caption “Recent Developments - The Federal Republic of Germany - Other Recent Developments” on page 10 hereof shall be added.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 19, 2009, the noon buying rate for cable transfers in New York City payable in euro was €1.00 = U.S.$1.4273.

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547

	Period End	Average(1)	High	Low

Quarter ended September 30, 2009	1.4630	1.4421	1.4795	1.3852
Quarter ended December 31, 2009	1.4332	1.4694	1.5100	1.4243

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from August 2009 through December 2009, as reported by the Federal Reserve Bank of New York.

2009	High	Low

August	1.4416	1.4075
September	1.4795	1.4235
October	1.5029	1.4532
November	1.5085	1.4658
December	1.5100	1.4243

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2009

The following information is derived from Rentenbank’s press release of January 18, 2010, announcing certain preliminary results for 2009. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2009. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, audited financial statements also in accordance with International Financial Reporting Standards. Rentenbank expects its final, audited financial statements for 2009 to be announced at a press conference and published in April 2010.

According to preliminary, unaudited results, Rentenbank granted €5.4 billion in new special promotional loans in 2009 (as compared to €4.0 billion in 2008). The special promotional loan portfolio rose by 22.5% to €19.6 billion. Promotional loans for renewable energies reached €1.6 billion (as compared to €0.3 billion in 2008), five times as high as the prior year. Approximately €1 billion of that amount was attributable to investments in photovoltaic facilities, while financing of biogas plants accounted for around €450 million. As a result, Rentenbank provides financing for almost 70% of the volume of investments in biogas plants in Germany, which the German Biogas Association estimates to reach €660 million in total.

According to preliminary, unaudited results, there was also a strong growth in demand for liquidity assistance loans and follow-up financings in 2009, which have been offered by Rentenbank since March 2009 within its Agribusiness economic aid program. They have been additionally subsidized by the German federal government and federal states using budget funds since July 2009. A total of €730 million was granted by Rentenbank, €680 million of which included an additional interest subsidy. Financings of farm buildings and machinery also grew at double-digit rates in 2009, reaching €550 million (as compared to €457 million in 2008) and €179 million (as compared to €112 million in 2008), respectively, while demand for loans for land purchases remained flat and the demand from federal state promotional banks for global loans decreased significantly.

Rentenbank used the amount of €82 million of its own income (as compared to €75 million in 2008) to provide special promotional loans at particularly low interest rates. Since the net profit is also used for promotional purposes, the total promotional benefit amounted to €95 million (as compared to €86 million in 2008) including the increase of Edmund Rehwinkel Foundation’s capital, funded also from Rentenbank’s income. Despite the significant decrease in total assets and a cautious investment sentiment in the agricultural sector, promotional lending volume grew by 3.6 % to €65.8 billion (as compared to €63.5 billion in 2008).

During the second year of the financial market crisis, Rentenbank continued to experience an extraordinarily positive development in earnings with above-average growth rates. The credit margin trend on the financial markets enabled Rentenbank to achieve a considerable increase in net interest income and an extraordinary high operating result. According to preliminary, unaudited results, net interest income as reported under the German GAAP rose approx. 8% to €423 million (as compared to €392 million in 2008). The operating result before valuation adjustments and net of administrative expenses amounted to €347 million (as compared to €350 million in 2008). Rentenbank does not expect to be able to maintain its operating result at this extraordinarily high level in the years to come. It anticipates a normalization of the earnings trend in 2010. The Board of Managing Directors intends to account for the economic crisis and the high volatility of results by recognizing appropriate reserves and risk provisions and expects net income under German GAAP to amount to €45.0 million in fiscal year 2009 (as compared to €43.0 million in 2008). The Board of Managing Directors plans to distribute €11.3 million of this amount (as compared to €10.8 million in 2008) for promotional purposes.

The development of total assets in fiscal year 2009 was influenced by the reduction in short-term loans and advances to banks and customers. According to preliminary, unaudited results, total assets amounted to €76 billion (as compared to €88 billion in 2008), of which €47 billion (as compared to €53 billion in 2008) accounted for loans and advances to banks. The securities portfolio had a year-end volume of €28 billion (as compared to €28 billion in 2008). According to preliminary, unaudited results, total capital as reported in the German GAAP balance sheet for fiscal year 2009 totaled €3.1 billion (as compared to €3.0 billion in 2008), of which €1.1 billion (as compared to €1.1 billion in 2008) are subordinated liabilities. Both the total capital ratio (23.8% in 2009 as compared to 19.1% in 2008), which is calculated pursuant to the German Solvency Regulation, and the core capital ratio (15.3% in 2009 as compared to 12.3% in 2008) continue to significantly exceed the regulatory requirements.

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According to preliminary, unaudited results, the amount of medium and long-term funds used for refinancing amounted to €59 billion as of December 31, 2009 (as compared to €62 billion as of December 31, 2008). Rentenbank raised medium and long-term funds in the amount of €10 billion (as compared to €11 billion in 2008) on domestic and international markets. In contrast to the trend in recent years, the domestic business was the most important pillar of refinancing and accounted for a share of around 50% (as compared to 11% in 2008). Accordingly, the share of Euro denominated issues increased to 65% (as compared to 20% in 2008). As a result of the normalization of the market environment in the second half of the reporting year, the share of foreign currencies in new issues is expected to be higher again in 2010.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

3rd quarter 2008	-0.3	0.8
4th quarter 2008	-2.4	-1.8
1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.4	-5.8
3rd quarter 2009	0.7	-4.8

The German economy expanded in the third quarter of 2009 compared to the preceding quarter, continuing the slight upward trend observed in the second quarter of 2009. Economic growth in the third quarter of 2009 was supported by capital formation, which increased in construction (+1.5%) and in machinery and equipment (+0.8%). Because the increase of imports of goods (+6.5%) exceeded the increase of exports of goods (+4.9%), the resulting balance of exports and imports had a downward effect on growth (negative contribution to growth of -0.5 percentage points). This effect was more than offset by an increase in inventories (contribution to growth of +1.5 percentage points). Total final consumption expenditure had a dampening effect on growth, with household consumption decreasing (-0.9%) and government final consumption expenditure increasing only slightly (+0.1%).

Compared with the third quarter of 2008 GDP in the third quarter of 2009 declined strongly, although not as strongly as in the second quarter of 2009.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2009, press release of November 24, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/11/PE09__445__811,templateId=renderPrint.psml).

The German economy shrank in 2009 for the first time in six years. According to provisional calculations of the Federal Statistical Office, the decline of -5.0% in real GDP in 2009 compared to 2008 was the largest recorded since World War II. The economic slump occurred mainly in the winter half-year of 2008/2009. In the course of the year, there were signs that economic development would stabilize slightly on the new, lower level. When examining the calendar-adjusted figures, the decline in GDP remained unchanged at -5.0%, as the number of working days in 2009 was nearly the same as in 2008. In 2008 real GDP had increased slightly by 1.3% (calendar-adjusted: 1.0%) and in 2007 it had increased by 2.5% (calendar-adjusted: 2.6%), in each case compared to the previous year.

What was striking in 2009 is that both exports and capital formation in machinery and equipment slumped heavily. Foreign trade, which in previous years had been a major driving force of growth in the German economy, slowed down economic development in 2009. While exports declined by 14.7%, the decrease was just 8.9% for imports. Accordingly, as in 2008, the balance of exports and imports contributed negatively to GDP growth, although the negative contribution was significantly larger in 2009 (-3.4 percentage points) than in 2008 (-0.3 percentage points). Gross fixed capital formation in machinery and equipment declined by 20.0% compared to 2008, while gross fixed capital formation in construction decreased by only 0.7% compared to 2008. Only final consumption expenditure contributed positively to GDP growth, with final consumption expenditure of households increasing by 0.4% and government final consumption expenditure rising by 2.7% in 2009 compared to 2008.

Source: Statistisches Bundesamt, Germany experiencing serious recession in 2009, press release of January 13, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__012__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5
April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9

On an annual average, the consumer price index for Germany rose by 0.4% in 2009 compared with 2008, representing the lowest year-on-year rate of price increase since German unification. The low year-on-year rate of price increase in 2009 was mainly due to price decreases for mineral oil products (-15.8% compared to 2008) and food (-1.3% compared to 2008). Lower prices than in 2008 were also recorded for communication (-2.2%) and in education due to the increased offer of free nursery school years in some Länder (-4.1%). In 2009 overall, price rises compared to 2008 were observed in many areas, including housing and alcoholic beverages and tobacco.

The increase in the consumer price index in December 2009 compared to December 2008 represents an acceleration of the year-on-year price trend recorded in November 2009 (+0.4%) The increase of the inflation rate in December 2009 compared to December 2008 was mainly due to price increases for energy products, especially significant increases in prices for mineral oil products, which more than offset price decreases for gas and charges for central and remote heating. Excluding mineral oil products, the inflation rate in December 2009 compared to December 2007 would have been significantly lower at 0.5%.

Source: Statistisches Bundesamt, Consumer prices in 2009: +0.4% on the previous year, press release of January 14, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__013__611,templateId=renderPrint.psml).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

November 2008	6.6	7.1
December 2008	7.2	7.1
January 2009	7.4	7.2
February 2009	8.0	7.3
March 2009	7.7	7.4
April 2009	7.6	7.6
May 2009	7.4	7.6
June 2009	7.4	7.7
July 2009	7.6	7.7
August 2009	7.7	7.7
September 2009	7.3	7.6
October 2009	7.0	7.6
November 2009	7.0	7.6

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons decreased by approximately 332,000, or 0.8%, in November 2009 compared to November 2008. Compared to October 2009 the number of employed persons in November 2009 decreased by approximately 19,000 after elimination of seasonal variations.

The seasonally adjusted number of unemployed persons in November 2009 increased by approximately 200,000, or 6.5%, compared to November 2008. Compared to October 2009, the seasonally adjusted number of unemployed persons in November 2009 increased by less than 10,000, or 0.1%.

According to first provisional calculations of the Federal Statistical Office, the number of persons in employment amounted to about 40.15 million on an annual average in 2009. This represents a decrease of 72,000 persons, or 0.2%, compared to the annual average of 2008. The number of unemployed increased by 169,000 persons to 3.31 million on an annual average in 2009. Consequently, 5.4% more people were unemployed in 2009 than in 2008. The unemployment rate increased from 7.2% in 2008 to an average of 7.6% in 2009.

Sources: Statistisches Bundesamt, The labour market in November 2009: Number of persons in employment continues to fall in November 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Employment in 2009: Less persons in employment, more unemployed than in the previous year (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/Erwerbstaetige/Aktuell,templateId=renderPrint.psml).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)

Item	January to November 2009	January to November 2008

Foreign trade	122.9	171.0
Services	-18.0	-14.5
Factor income (net)	38.9	40.1
Current transfers	-34.3	-33.9
Supplementary trade items	-10.4	-11.4

Current account	99.1	151.3

Source: Statistisches Bundesamt, German exports in November 2009: -3.1% on November 2008, press release of January 8, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__006__51,templateId=renderPrint.psml).

Excessive Deficit Procedure

In July 2009, Germany notified the European Commission that the general government deficit was expected to reach 3.9% of GDP in 2009, which is well above the reference value of 3% of GDP, while general government gross debt was estimated to amount to 73.9% of GDP in 2009, which continues to exceed the 60% of GDP reference value and on a rising trend.

In light of these developments, the European Commission decided to initiate an excessive deficit procedure against Germany by adopting a report on Germany’s budget and economic situation on October 7, 2009. This report, which was the first step in the excessive deficit procedure, analyzes the reasons for the breach of the reference values with due regard to the economic background and all other relevant factors. The report states that the expected deficit is exceptional since it mainly results from the global financial crisis and the worldwide economic downturn. Nonetheless, the report states that the expected deficit clearly exceeds the Maastricht Treaty reference value and is not expected to be temporary. In addition, Germany’s general government gross debt to GDP ratio, which has been well above the 60% of GDP reference value since 2002, cannot be considered as “sufficiently diminishing and approaching the reference value at a satisfactory pace” in the sense of the Maastricht Treaty and the Stability and Growth Pact. However, considering other relevant factors which have to be taken into account in the decision on the existence of an excessive deficit according to the Stability and Growth Pact, the report states that such relevant factors present on balance a relatively favorable picture of Germany’s public finances.

The report of the European Commission is addressed to the Economic and Financial Committee, which subsequently formulated an opinion. On November 11, 2009, the European Commission, taking this opinion and its own October report into account, recommended that the Ecofin Council rule on the existence of an excessive deficit in Germany. On December 2, 2009, the Ecofin Council opened the excessive deficit procedure for Germany. Having found that special circumstances on account of the impact of the global economic crisis allowed for correction of the deficit in the medium term (rather than the short term), the Ecofin Council called on Germany to reduce its deficit to below the 3% of GDP threshold by 2013.

Mainly due to the global financial crisis and the worldwide economic downturn, in addition to Germany, 19 other countries of the European Union are currently subject to an excessive deficit procedure.

According to its Autumn Forecast published on November 3, 2009, the European Commission predicts the German general government deficit to equal 3.4% of GDP in 2009 and 5.0% of GDP in 2010. Based on first preliminary calculations of the Federal Statistical Office, the German general government deficit was 3.2% of GDP in 2009. Furthermore, the Federal Government currently expects the deficit to rise to nearly 6% of GDP in 2010 due to further shortfalls in tax revenues and increasing public expenditures. In addition, the Federal Government expects general government debt to amount to 73% of GDP in 2009 and to rise to 78% of GDP in 2010.

Sources: : European Commission, Commission adopts reports under excessive deficit procedure for Austria, Belgium, the Czech Republic, Germany, Italy, the Netherlands, Portugal, Slovakia and Slovenia, press release of October 7, 2009
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/09/1428&format=HTML&aged=0&language=EN&guiLanguage=en); European Commission, Report from the Commission, Germany, Report prepared in accordance with Article

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104(3) of the Treaty, release of October 7, 2009 (http://ec.europa.eu/economy_finance/publications/publication15935_en.pdf); European Commission, Commission Opinion on the existence of an excessive deficit in Germany, dated November 11, 2009 (http://ec.europa.eu/economy_finance/publications/publication16164_en.pdf); Council of the European Union, Council opens excessive deficit procedures for nine member states and follows up its recommendations to five others, press release of December 2, 2009
(http://www.se2009.eu/polopoly_fs/1.26243!menu/standard/file/111688.pdf); European Commission, Directorate-General for Economic and Financial Affairs, Commission Staff Working Document, European Economic Forecast, Autumn 2009 (http://ec.europa.eu/economy_finance/publications/publication16055_en.pdf); Federal Ministry of Finance, Bundeskabinett billigt Haushaltsentwurf 2010, press release of December 16, 2009 (http://www.bundesfinanzministerium.de/DE/Presse/Pressemitteilungen/Finanzpolitik/2009/12/20091612__PM58.html); Statistisches Bundesamt, Germany experiencing serious recession in 2009, press release of January 13, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/01/PE10__012__811,templateId=renderPrint.psml).

Other Recent Developments

On September 27, 2009, general elections for the Bundestag (one of the two Houses of Parliament) were held, with the following results:

	% of Votes	Seats

CDU/CSU	33.8	239
SPD	23.0	146
FDP	14.6	93
Die Linke	11.9	76
Bündnis 90/Die Grünen	10.7	68
Others	6.0	—

Total	100.0	622

Source: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009.
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html).

Angela Merkel, who held the office since the last general elections for the Bundestag in 2005, was reelected as Chancellor of the Federal Republic. As from October 28, 2009, the new Federal Government is formed by a coalition of the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP).

Sources: Die Bundesregierung, Chancellor Angela Merkel sworn in, October 28, 2009
(http://www.bundesregierung.de/nn_6538/Content/EN/Artikel/2009/10/2009-10-28-vereidigung-bundeskanzlerin__en.html);Bundesministerium des Innern, Wachstum. Bildung. Zusammenhalt. - 17. Legislaturperiode hat begonnen (http://www.bmi.bund.de/SharedDocs/Kurzmeldungen/DE/2009/10/koalitionsvertrag.html); Wachstum. Bildung. Zusammenhalt. Koalitionsvertrag zwischen CDU, CSU und FDP, 17. Legislaturperiode (http://www.bmi.bund.de/cae/servlet/contentblob/773606/publicationFile/43158/koalitionsvertrag.pdf).

In December 2009, within the framework set out by the law on the further stabilization of the financial market (Gesetz zur Fortentwicklung der Finanzmarktstabilisierung), the first liquidation sub-agency (Abwicklungsgesellschaft) was established for WestLB, comprising a portfolio of structured securities, other risk positions and non-strategic business operations in a total amount of EUR 85 billion.

Source: SoFFin Bundesanstalt für Finanzmarktstabilisierung, Bundesanstalt für Finanzmarktstabilisierung errichtet Abwicklungsanstalt der WestLB, press release of December 14, 2009 (http://www.soffin.de/presse_archiv_14.12.09.php).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 20th day of January, 2010.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Member of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director